624 Market Street
Shreveport, Louisiana 71101
(318) 222-1145
CORRESP
November 3, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Home Federal Bancorp, Inc. of Louisiana Registration Statement on Form S-1 File No. 333-169230
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, Home Federal Bancorp, Inc. of Louisiana (the “Company”) hereby requests that the above captioned registration statement be declared effective at 10:00 a.m., Eastern time on Friday, November 5, 2010, or as soon thereafter as is practicable.
     In connection with this request, the Company acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In addition, the Company represents that it will comply with such provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 as may apply to it for this offering.

Very truly yours, HOME FEDERAL BANCORP, INC. OF LOUISIANA
By:	/s/ Daniel R. Herndon
Daniel R. Herndon
President and Chief Executive Officer

CORRESP
November 3, 2010
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

RE:	Home Federal Bancorp, Inc. of Louisiana
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File Number 333-169230

Ladies and Gentlemen:
     In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Home Federal Bancorp, Inc. of Louisiana (the “Company”) in requesting that the Company’s above-referenced registration statement on Form S-1 be declared effective on Friday, November 5, 2010 at 10:00 a.m. (Eastern time) or as soon thereafter as practicable.

Very truly yours, Stifel, Nicolaus & Company, Incorporated
By:	/s/ Robin Suskind
	Name:	Robin Suskind
	Title:	Managing Director

Stifel, Nicolaus & Company, Incorporated

1600 Market Street, Suite 1210, Philadelphia, Pennsylvania 19103 | (215) 861-7150 | (215) 861-7149 (fax) | www.Stifel.com
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